UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ____________________

                         Commission file number: 1-14572

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Four Seasons Hotels Retirement Benefit Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Four Seasons Hotels Inc.
                  1165 Leslie Street
                  Toronto, ON M3C 2K8

                   FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(a)  Financial Statements and Supplementary Information

(b)  Exhibits

     Exhibit No.                                Title
     -----------
     23.1                                       Consent of KPMG LLP

                      Financial Statements and Supplementary Information (Stated in U.S. dollars)


                      FOUR SEASONS HOTELS
                      RETIREMENT BENEFIT PLAN


                      Year ended December 31, 2003

                                      INDEX
                                      -----




                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm



Statements of Net Assets Available for Plan Benefits
   as of December 31, 2003 and 2002                                           1



Statement of Changes in Net Assets Available for Plan Benefits
   for the year ended December 31, 2003                                       2



Notes to Financial Statements                                             3 - 7



Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
       as of December 31, 2003                                                8

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM


The Pension and Profit-Sharing Committee of
Four Seasons Hotels Limited



We have audited the accompanying statements of net assets available for plan benefits of the Four Seasons Hotels Retirement Benefit Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                    /s/ KPMG LLP



New York, New York

June 17, 2004

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Statements of Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

December 31, 2003 and 2002

-------------------------------------------------------------------------------
                                                      2003                 2002
-------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                   $      106,195       $       30,478

Investments:
     Four Seasons Stock Fund                     1,440,640              394,992
     Mutual funds                              161,043,913          122,601,982
     Pooled investment fund                     12,409,048           10,771,453
     Loans to participants                       6,215,902            6,112,757
-------------------------------------------------------------------------------
                                               181,109,503          139,881,184

Employers' contributions receivable              9,293,702            9,158,221
Participants' contributions receivable           1,474,837            1,247,442
Investment interest receivable                      13,470                    -
-------------------------------------------------------------------------------
                                                10,782,009           10,405,663
-------------------------------------------------------------------------------
                                               191,997,707          150,317,325

LIABILITIES

Accrued liabilities                                 32,609               30,179
Net amounts payable for pending trades             106,020               60,128
-------------------------------------------------------------------------------
                                                   138,629               90,307

-------------------------------------------------------------------------------
Net assets available for plan benefits      $  191,859,078       $  150,227,018
-------------------------------------------------------------------------------


See accompanying notes to financial statements.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

Year ended December 31, 2003

-------------------------------------------------------------------------------

Additions to net assets attributable to:
     Investment income
         Net appreciation in fair value of investments           $   30,939,686
         Interest and dividends                                       3,035,405
-------------------------------------------------------------------------------
                                                                     33,975,091

     Employers' contributions                                         9,499,045

     Participants' contributions                                     17,270,028
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Total additions                                                      60,744,164

Deductions from net assets attributable to:
     Benefits paid to participants                                 (11,682,755)
     Expenses                                                         (294,238)
-------------------------------------------------------------------------------
                                                                   (11,976,993)
-------------------------------------------------------------------------------

Increase before transfer                                             48,767,171

Transfer of assets to unrelated plan (note 6)                         7,135,111
-------------------------------------------------------------------------------

Net increase                                                         41,632,060

Net assets available for plan benefits, beginning of year           150,227,018

-------------------------------------------------------------------------------
Net assets available for plan benefits, end of year              $  191,859,078
-------------------------------------------------------------------------------


See accompanying notes to financial statements.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Notes to Financial Statements
(Stated in U.S. dollars)

Year ended December 31, 2003

-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN:


     The following brief description of the Four Seasons Hotels Retirement Benefit Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

     GENERAL:

     The Plan is a multiple employer defined contribution plan sponsored by the Pension and Profit-Sharing Committee of Four Seasons Hotels Limited (hereinafter referred to as "Sponsor" or "Company"). The Sponsor does not guarantee any pensions or underwrite any investment returns. Participation in the Plan is voluntary. Any employee, as defined by the Plan, who works the required minimum 250 hours (1,000 hours for eligibility for employer contributions) is eligible to participate in the Plan. Participation in the employer base and profit sharing plans is automatic following the appropriate waiting period, as defined by the Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


     CONTRIBUTIONS:


     The Plan provides for the following contributions by eligible participants and the employers:


     (a) Elective (401(K)) salary deferrals by eligible participants of between 0% and 30% of the participant's compensation. The Internal Revenue Service ("IRS") has limited participant's annual tax-deferred contributions to $12,000 for 2003. Other IRS limits exist for certain highly compensated employees participating in the Plan.


     (b)  Employer   contributions   of  3%  of  each   eligible   participant's
          compensation.


     (c) Discretionary employer profit-sharing contributions of a uniform percentage of each eligible participant's compensation. The profit-sharing contribution (if any) made by each employer may vary, depending upon the profits of the employer. The 2003 profit-sharing contribution was $3,141,594.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Year ended December 31, 2003

-------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED):


     PARTICIPANT ACCOUNTS:


     Each participant's account is credited with the participant's contributions, and allocations of employer's contributions and allocations of the Plan's earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant's vested account.


     Participants may direct the investment of their elective deferrals, as well as any profit-sharing contributions made on their behalf among various investment funds. Matching contributions are credited to the Wells Fargo Growth Balanced Fund. Effective January 1, 2003, participants may re-direct balances out of that fund.


     VESTING:


     Participants are immediately 100% vested in their salary contributions, employer contributions, rollover contributions and any earnings thereon.


     PAYMENT OF BENEFITS:


     On termination of service due to death, disability, termination of employment, or retirement, a participant or his or her beneficiary receives a lump sum amount equal to the value of the assets in his or her account.


     PARTICIPANT LOANS:


     Participants may borrow funds against contributions made by the employee and employer profit-sharing contributions. The maximum amount that a participant can borrow from the Plan is $50,000 or 50% of their account balance, whichever is less. The interest rate charged on the loan is fixed over the loan term and is calculated at the Index Rate, as defined in the Plan document, on the first banking day of the previous month plus 2%. Loan terms are from six months to five years.


     PLAN TERMINATION:


     Although the employers have not expressed any intent to terminate the Plan, they may do so at any time. In the event of termination of the Plan, all Plan assets will be distributed to participants based on their account balance.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Year ended December 31, 2003

-----------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED):


     ADMINISTRATIVE EXPENSES:


     Administrative expenses are incurred by the Plan and allocated to the participant accounts.


2.   SIGNIFICANT ACCOUNTING POLICIES:


     The accompanying financial statements have been prepared on an accrual basis of accounting.


     INVESTMENT VALUATION AND INCOME RECOGNITION:


     The investments are stated at fair value. All shares of registered investment companies are valued at quoted market prices from national exchanges. Shares of the collective trust fund are stated at fair value, which represents the net asset values of shares held by the Plan, as reported by the Investment Manager of the fund. Common stock of Four Seasons Hotels Inc. ("FSHI"), the parent company of the Company, is traded on The Toronto Stock Exchange and the New York Stock Exchange and is valued at the current market price of FSHI's common stock on the last business day of the Plan's year end.


     Participants loans are valued at cost, which approximates fair value.


     Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.


     PAYMENT OF BENEFITS:


     Benefits are recorded when paid.


     USE OF ESTIMATES:


     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Year ended December 31, 2003

-------------------------------------------------------------------------------

3.   INVESTMENTS:


     The following investments represent 5% or more of the Plan's net assets:


     --------------------------------------------------------------------------
                                                            2003           2002
     --------------------------------------------------------------------------

       Mutual funds:
           Wells Fargo Bank Growth Balanced Fund    $ 84,926,677   $ 70,433,266
           Wells Fargo Bank Growth Equity Fund        30,226,211     21,074,191
           Vanguard Index 500 Fund                    14,850,433      9,421,090
       Collective trust fund:
           Wells Fargo Bank Stable Return Fund        12,409,048     10,771,453

     --------------------------------------------------------------------------


       The Plan offers a number of investment options, including FSHI common stock and a variety of investment funds, including mutual funds and a collective trust fund. The funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits and participant account balances.


       The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund are further diversified into varied financial instruments, with the exception of the Four Seasons Stock Fund, which invests in a single security.


       During 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

     --------------------------------------------------------------------------

       Four Seasons Stock Fund                                   $      262,498
       Mutual funds                                                  29,251,906
       Collective trust fund                                          1,425,282


     --------------------------------------------------------------------------
                                                                 $    30,939,686
     --------------------------------------------------------------------------

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Year ended December 31, 2003

-------------------------------------------------------------------------------

4.   FEDERAL INCOME TAXES:


     The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 7, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.   RELATED PARTY TRANSACTIONS (PARTIES IN INTEREST):


     Certain investments of the Plan are shares of mutual funds and a collective trust fund sponsored by Wells Fargo Bank Minnesota, N.A., a subsidiary of Wells Fargo. Wells Fargo provides investment advisory services for certain investments in the Plan and is the administrator of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by FSHI. FSHI is the ultimate parent of the Plan Sponsor, as defined by the Plan.


     Fees paid to related parties for services to the Plan are paid out of a fund's assets. Mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price.


6.   TRANSFER OF ASSETS TO UNRELATED PLAN:


     Effective August 1, 2003, Four Seasons Hotels Limited ceased management of Four Seasons Olympic Hotel Seattle. Accordingly, assets of $7,135,111 were transferred out of the Plan to the successor employer's plan on behalf of all active participants.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
(EIN 98 0057100)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003


----------------------------------------------------------------------------------------------------------------------
                                                                              Number                Market
Issuer                                  Description                         of units                 value
----------------------------------------------------------------------------------------------------------------------

*Wells Fargo Bank Minnesota, N.A.:
     Stable Return Fund                 Collective trust fund                347,126      $     12,409,048
     Strategic Income Fund              Mutual fund                          444,308             8,539,598
     Growth Balanced Fund               Mutual fund                        2,995,650            84,926,677
     Growth Equity Fund                 Mutual fund                        1,078,737            30,226,211
PIMCO Total Return Fund                 Mutual fund                          531,679             5,694,283
Vanguard Index 500 Fund                 Mutual fund                          145,907            14,850,433
T. Rowe Price Small
   Capital Stock Fund                   Mutual fund                          327,550             9,164,846
Fidelity Diversified
   International Fund                   Mutual fund                          316,827             7,641,865
*Four Seasons Stock Fund                Common stock                          28,165             1,440,640
*Participant loans                      1,864 loans to participants
                                          at rates varying between
                                          6.25% and 11.5%                          -             6,215,902

----------------------------------------------------------------------------------------------------------------------
Total investments                                                                         $    181,109,503
----------------------------------------------------------------------------------------------------------------------



* Parties in interest as defined in ERISA.


See accompanying report of Independent Registered Public Accounting Firm.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           FOUR SEASONS HOTELS
                           RETIREMENT BENEFIT PLAN


                       By: The Pension and Profit Sharing Committee
                           of Four Seasons Hotels Limited


                       By: /s/ Nicholas Mutton
                           ----------------------------------------------------

                           Nicholas Mutton, a Member of the Committee



Dated:  June 28, 2004

                                  EXHIBIT-INDEX
                                  -------------

   Exhibit No.                                  Description
   -----------                                  -----------
   23.1                                         Consent of KPMG LLP